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EXHIBIT 12

CBRE HOLDING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Company	Company	Predecessor	Predecessor	Predecessor	Predecessor
	CBRE Holding, Inc.	CBRE Holding, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.	CB Richard Ellis Services, Inc.
	Twelve Months Ended December 31, 2002	February 20, 2001 (inception) through December 31, 2001	Period from January 1, 2001 through July 20, 2001	Twelve Months Ended December 31, 2000	Twelve Months Ended December 31, 1999	Twelve Months Ended December 31, 1998
Income (loss) before provision for income taxes	$48,833	$35,442	$(32,910)	$68,139	$39,461	$50,483
Less: Equity income from unconsolidated subsidiaries	8,968	1,661	2,854	7,112	7,528	3,443
Add: Distributed earnings of unconsolidated subsidiaries	10,417	2,408	2,844	8,389	12,662	2,267
Fixed charges	83,019	38,618	31,063	59,985	56,524	42,089

Total earnings before fixed charges	$133,301	$74,807	$(1,857)	$129,401	$101,119	$91,396

Fixed charges:
Portion of rent expense representative of the interest factor(1)	$22,518	$8,901	$10,760	$18,285	$17,156	$11,042
Interest expense	60,501	29,717	20,303	41,700	39,368	31,047

Total fixed charges	$83,019	$38,618	$31,063	$59,985	$56,524	$42,089

Ratio of earnings to fixed charges	1.61	1.94	n/a (2)	2.16	1.79	2.17

(1)
Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.

(2)
The ratio of earnings to fixed charges was negative for the period from January 1, 2001 to July 20, 2001. Additional earnings of $32.9 million would be needed to have a one-to-one ratio.

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  EXHIBIT 12
CBRE HOLDING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (Dollars in thousands)